9800 Fredericksburg Road

San Antonio, Texas 78288

September 28, 2017

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	USAA ETF Trust ("Trust")
	1933	Act Registration No. 333-219187
	1940	Act Registration No. 811-23271

Dear Mr. Williamson:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the "Staff"), which you provided to us on September 28, 2017, regarding the pre-effective amendment no. 2 ("Amendment") to the initial registration statement under the Securities Act of 1933, as amended (the "1933 Act") and Investment Company Act of 1940, as amended (the "1940 Act") of USAA ETF Trust ("Registration Statement"). The initial Registration Statement was filed on July 6, 2017, and the second Amendment was filed on September 21, 2017, to register six initial series of the Trust:

USAA MSCI USA Value Momentum Blend Index ETF

USAA MSCI USA Small Cap Value Momentum Blend Index ETF

USAA MSCI International Value Momentum Blend Index ETF

USAA MSCI Emerging Markets Value Momentum Blend Index ETF

(collectively, "Index Funds")

USAA Core Short-Term Bond ETF USAA Core Intermediate-Term Bond ETF

(each of the six ETFs named above, a "Fund," collectively, the "Funds").

We previously responded to comments on the initial Registration Statement filing on August 18, 2017, as well as September 21, 2017, which responded to the staff's comments on September 5, 2017 ("Response to Prior Comments"). For your convenience, your comment on the Registration Statement as we understand it is repeated below. The Funds' response follows.

Responses to Prior Comments

1.Comment: Regarding the Response to Prior Comments Nos. 4 and 5, please reconcile as the responses state the index of the USAA MSCI USA Small Cap Value Momentum Blend ETF smallest capitalization security is $538 million, but the disclosure in the Amendment and other locations in the Response to Prior Comments states that this figure is $132 million. Additionally, please provide the median capitalization for the Index.

Response: The disclosure in the Fund's prospectus is correct, $132 million. The $538 million figure in the Response to Prior Comments was provided in error. Additionally, the median capitalization for the Index is $1.64 billion as of September 1, 2017.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

September 28, 2017

We believe that this information responds to all of your comments. Please call me at (210) 498-0034 or Sonia Kurian at (210) 456-5701 to confirm the adequacy of our responses.

Sincerely,

USAA ETF Trust

By: _____________________

Daniel Mavico, Esq.

Secretary of the Trust

CC:Sonia Kurian, Esq., USAA Asset Management Company Mark Amorosi, Esq., K&L Gates